UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   September 30, 2003

Cowlitz Bancorporation
(Exact Name of Registrant as specified in its charter)

Oregon	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington   98632
Address of Principal Executive Office   Zip Code

Registrant's telephone number including area code 360-423-9088

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

(a)   Financial statements of business acquired.

             Not applicable.

(b)   Pro Forma Financial Information

             Not applicable.

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Press Release

Item 12. Regulation FD Disclosure

On October 24, 2003, Cowlitz Bancorporation issued a press release announcing its results of operations for the third quarter 2003. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        COWLITZ BANCORPORATION
                        (Registrant)

Date: October 27, 2003   By: /s/ Richard J. Fitzpatrick
                                Richard J. Fitzpatrick
                                Chief Executive Officer

October 24, 2003 1:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACTS: Richard J. Fitzpatrick, Chief Executive Officer
Donna P. Gardner, Chief Financial Officer
(360) 423-9800

Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **October 24, 2003** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: CWLZ)
(Numbers in Thousands, Except Per Share Data)

	Three Months Ended 9/30/03	Three Months Ended 9/30/02	Nine Months Ended 9/30/03	Nine Months Ended 9/30/02
Net Interest Income	$2,661	$3,388	$8,587	$9,740
Net Income	$320	$514	$1,248	$1,102
Average Diluted Shares	4,038	3,893	3,968	3,825
Diluted EPS	$0.08	$0.13	$0.31	$0.29

Cowlitz Bancorporation (NASDAQ: CWLZ - news) today reported net income of $320,000 or $0.08 per diluted share for the third quarter of 2003, compared to net income of $514,000 or $0.13 per diluted share during the same period of 2002. Net income for the nine months ended September 30, 2003 was $1.2 million or $0.31 per diluted share compared to $1.1 million or $0.29 per diluted share for the nine months ended September 30, 2002. The year-to-date results for 2002 included a goodwill impairment charge of $791,000, after tax, from the adoption of a new accounting principle during the first quarter of 2002. Net income prior to that charge was $1.9 million or $0.50 per diluted share for the nine months ended September 30, 2002.

"While our net interest margin increased in the past two months, during the third quarter of 2003, our net interest income was adversely affected by a lower volume of loans held for sale originated by our mortgage operation," said Richard J. Fitzpatrick, President and CEO of Cowlitz Bancorporation and its wholly-owned subsidiary, Cowlitz Bank. "We have also seen a decline in our commercial loan portfolio at the end of the current quarter when compared to the third quarter of 2002. However, commercial loans have stabilized between the second and third quarters of this year, and we anticipate seeing growth as our emphasis shifts from reducing the volume of problem loans to growing our commercial business. We have recently recruited new loan officers in our commercial loan and mortgage operations and plan to hire more in the fourth quarter."

For the three months ended September 30, 2003, Cowlitz Bank added $125,000 to its provision for loan losses. This expense was offset by a $161,000 recovery at the Holding Company of a previously charged-off loan. The result is a credit to the provision for loan loss of $36,000 for the consolidated Company. The loan loss provision for the three months ended September 30, 2002 was $352,000. As of September 30, 2003, the loan loss reserve was $5.6 million, or 3.36% of total loans and 102% of non-performing loans. The Company recorded net charge-offs of $1.4 million during the first nine months of 2003, compared to $1.2 million during the same period of 2002.

Total non-performing assets were $6.8 million at September 30, 2003 compared to $7.4 million at December 31, 2002, and $7.3 million at September 30, 2002. Cowlitz' non-performing assets as a percent of total assets was 2.46% at September 30, 2003 compared to 2.14% at December 31, 2002, and 2.03% at September 30, 2002.

Total assets at September 30, 2003 were $273.6 million compared to $345.2 million at December 31, 2002, a decrease of $71.6 million or 20.7%. Net loans and loans held for sale decreased $26.7 million, and $52.4 million, respectively, comparing the balances at September 30, 2003 to the balances at December 31, 2002.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. In addition to its four branches in Cowlitz County Washington, Cowlitz Bank's divisions include Bay Bank located in Bellevue and Vancouver, Washington; Northern Bank of Commerce in Portland and Wilsonville, Oregon; and Bay Mortgage, with four offices in Western Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals, and retail customers. Financial services in addition to commercial and retail banking include mortgage banking, escrow and trust.

Forward-Looking Statements

This press release contains forward-looking statements regarding loan growth, and hiring new loan officers. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in this press release as a result of risk factors identified in the Company's Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended June 30, 2003, each filed with the SEC.

FINANCIAL HIGHLIGHTS
(Unaudited except December 31, 2002 results - $ in thousands, except per share data)

INCOME STATEMENT		Three Months Ended September 30,			Nine Months Ended September 30,		
		2003		2002	2003		2002
Interest income	$	3,786	$	5,430	$ 12,596	$	16,549
Interest expense		1,125		2,042	4,009		6,809
Net interest income		2,661		3,388	8,587		9,740
Provision for loan losses		(36)		352	530		1,007
Net interest income after loan loss provision		2,697		3,036	8,057		8,733
Non-interest income		2,175		2,973	8,379		7,785
Non-interest expense		4,405		5,208	14,529		14,564
Income before provision for income taxes		467		801	1,907		1,954
Provision for income taxes		147		287	659		346
Income from continuing operations		320		514	1,248		1,608
Discontinued operations:							
Income from discontinued operations, net of tax		-		-	-		6
Gain on disposal, net of tax		-		-	-		279
Income before change in accounting		320		514	1,248		1,893
Change in accounting, net of tax		-		-	-		(791)
Net income	$	320	$	514	$ 1,248	$	1,102
Basic earnings per weighted average share of common stock							
Continuing Operations	$	0.08	$	0.14	$ 0.32	$	0.42
Discontinued operations	$	-	$	-	$ -	$	0.08
Cumulative effect of a change in accounting principle	$	-	$	-	$ -	$	(0.21)
Net income per basic share of common stock	$	0.08	$	0.14	$ 0.32	$	0.29
Diluted earnings per weighted average share of common stock							
Continuing Operations	$	0.08	$	0.13	$ 0.31	$	0.42
Discontinued operations	$	-	$	-	$ -	$	0.08
Cumulative effect of a change in accounting principle	$	-	$	-	$ -	$	(0.21)
Net income per diluted share of common stock	$	0.08	$	0.13	$ 0.31	$	0.29
Weighted average shares outstanding							
Basic		3,872,052		3,779,679	3,842,438		3,739,441
Diluted		4,037,631		3,892,895	3,967,981		3,824,697
Actual shares outstanding							
Basic		3,884,232		3,804,172	3,884,232		3,804,172
Efficiency Ratio		91.09%		81.87%	85.64%		83.10%
Number of full-time equivalent employees at end of period					172		198

		Three Months Ended September 30,			Nine Months Ended September 30,		
SELECTED AVERAGES		2003		2002	2003		2002
Average interest-earning assets	$	262,643	$	318,431	$ 282,090	$	324,190
Total average assets	$	285,537	$	339,146	$ 301,345	$	346,297
Average interest-bearing liabilities	$	199,714	$	262,140	$ 219,975	$	270,815
Average equity	$	33,114	$	30,700	$ 32,514	$	29,802

BALANCE SHEET		Sep 30, 2003		Dec 31, 2002		Sep 30, 2002
Total assets	$	273,574	$	345,164	$	361,613
Securities available for sale	$	37,749	$	33,276	$	40,038
Securities held to maturity	$	5,219	$	357	$	2,081
Loans, net of allowance for loan losses	$	161,686	$	188,356	$	209,503
Loans held for sale	$	11,221	$	63,645	$	49,146
Bank Owned Life Insurance	$	8,074	$	-	$	-
Goodwill	$	2,323	$	2,352	$	2,352
Other intangible assets	$	302	$	502	$	568
Deposits	$	229,526	$	290,120	$	306,022
Borrowings	$	9,471	$	21,231	$	21,532
Equity	$	32,804	$	31,263	$	30,822
Book value per share	$	8.45	$	8.19	$	8.10
Tangible book value per share	$	7.77	$	7.44	$	7.33
Tier 1 leverage capital ratio		10.44%		8.05%		8.08%

	Three Months Ended September 30,		Nine Months Ended September 30,	
RATIOS ANNUALIZED	2003	2002	2003	2002
Return on average assets	0.45%	0.61%	0.55%	0.42%
Return on average equity	3.87%	6.70%	5.12%	4.93%
Average equity/average assets	11.60%	9.05%	10.79%	8.61%
Interest rate yield on interest-earning assets	5.77%	6.82%	5.95%	6.81%
Interest rate expense on interest-bearing liabilities	2.25%	3.12%	2.43%	3.35%
Interest spread	3.52%	3.70%	3.52%	3.46%
Net interest margin	4.05%	4.26%	4.06%	4.01%

	Nine Months Ended September 30,			
ALLOWANCE FOR LOAN LOSSES	2003		2002	
Balance at beginning of period	$	6,150	$	5,997
Adjustment incident to sale of BFC		-		(287)
Provision for loan losses		530		1,007
Recoveries		348		221
Charge Offs		(1,407)		(1,175)
Balance at end of period	$	5,621	$	5,763
Loan loss allowance/gross loans		3.36%		2.68%
Loan loss allowance/non-performing loans		102.27%		95.19%

NON-PERFORMING ASSETS		Sep 30, 2003		Dec 31, 2002		Sep 30, 2002
Accruing loans – over 90 days past due	$	15	$	982	$	215
Nonaccrual loans		5,481		5097		5,839
Total non-performing loans		5,496		6079		6,054
Other real estate owned		1,233		1304		1,280
Other assets		2		4		3
Total non-performing assets	$	6,731	$	7387	$	7,337
Total non-performing assets/total assets		2.46%		2.14		2.03%